May 26, 2005

Via Facsimile and U.S. Mail
Gregory R. Blatt
Executive Vice President, General Counsel and Secretary
IAC/InteractiveCorp
152 West 57th Street
New York, NY 10019

Re:	IAC/InterActiveCorp
	Form S-4 filed on April 26, 2005
	File No. 333-124340

Dear Mr. Blatt:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise as necessary your filing on Form S-4 (file no.
333-
124303) filed April 25, 2005, to conform to the following comments.

Cover Page
2. Please include on the cover page the amount of securities being registered. See Item 501(b)(2) of Regulation S-K.
3. Please provide IAC/InterActiveCorp`s trading price as of the most recent practical date.
4. Please name the market for IAC/InterActiveCorp`s common stock and the trading symbol for those securities. See Item 501(b)(4) of Regulation S-K.

Important
5. Specify the date by which security holders must request this information. You must highlight this statement by print type or otherwise. See Item 2 of Form S-4.

Questions and Answers about the Merger, page 1
6. Please disclose here the value of the exchange in terms of price per share that the exchange ratio will yield to Ask Jeeves shareholders and what premium that represents.

The Merger, page 5
7. Please clarify what is meant by IAC expects to issue approximately
74.8 million shares and approximately 88 million on a fully diluted treasury method basis.

Interests of Certain Persons in the Merger, page 6
8. Please quantify the aggregate amount of money that will be paid to directors and executive officers in the merger. Also, clarify here, if true, that there may be continuing employment opportunities for executive officers in the new enterprise after the merger and disclose the incentives to be paid to those executives.

Recent Developments, page 20
9. Please describe the acquisition amount and type of consideration used to acquire Cornerstone Brands, Inc.

Risk Factors, page 21
10. Please note that the information may be incorporated by reference into the proxy statement only as permitted by items in Form S-4. It appears that you are not eligible to incorporate by reference under
Item 3 of Form S-4. Please revise to include the information required by this Item, or provide us with your analysis as to why you believe you can incorporate by reference. Also, please provide here the risk factors that you refer to in Appendix E, as necessary.

IAC is controlled by Mr. Diller..., page 24
11. Please describe the voting arrangement in more detail, including the number and percentage of shares and voting power held by the various parties.


Solicitation of Proxies, page 30
12. We note that proxies may be solicited by mail, telephone or internet. Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Merger, page 31
13. We note your disclosure at the December 3, 2004 meeting the board discussed reviewing strategic alternatives. Please revise to disclose any alternatives you considered. Also revise to expand upon any alternative transactions discussed with the three alternate parties.
14. Generally, revise this section to provide more complete description of the matters discussed and conclusions reached at Ask
Jeeves` board meetings. Three examples, among several, of areas which should be expanded are (i) with regard to the January 27 special meeting discussing potential strategic transactions with the first, second and third alternate parties-what conclusions were reached with respect to these parties; (ii) with regard to the February 24 special meeting where Allen & Company updated the board on the status of discussions with IAC and the likelihood of receiving a firm offer in the near future-what was the status and what was the likelihood; and (iii) with regard to the March 15 alternate cash and stock structure proposed by Mr. Kaufman-what was the proposal and why was it less desirable?
15. Please describe what occurred with respect to the second and third alternate parties` interest in Ask Jeeves between March 17 when the second alternate party contacted Allen & Company to express its interest in a transaction and the March 18 decision to accept IAC`s offer.
16. Please state clearly, if true, that the offer from IAC is the highest offer you received. If not, disclose the higher offer and explain in detail why it was not accepted.

Recommendation of the Ask Jeeves Board of Directors, page 36
17. It is not clear from the presentation whether the board conducted financial analysis or merely relied on the fairness opinions provided by Allen & Company and Citigroup. Please clarify.
18. Please revise to include the "additional factors" listed on page
37 in one of two lists. One of the lists should be factors that favor the merger and the other factors that do not favor the merger.
19. In this regard, the factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as "historical information concerning the respective businesses" and "current financial market conditions" should be expanded upon to explain how they were taken into account for this transaction. You will need to revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.

Opinions of Ask Jeeves` Financial Advisors, page 39
20. Please disclose why the board chose to hire two financial advisors. Also, disclose the amounts known or estimated to be received by Allen & Company and Citigroup and their affiliates for services rendered to the Company for the previous two years. See
Item 1015(b) of Regulation M-A.
21. Please supplementally send us a copy of the board book and any other materials prepared by Allen & Company and Citigroup to assist the board in evaluating the transaction. Also, provide us with a copy of the engagement letters.
22. To the extent Allen & Company and Citigroup relied on management projections in their analyses, these projections should be disclosed in this filing.

Opinion of Allen & Company LLC, page 39
23. Please describe the relationships, discussed on page 40, between
Allen & Company and IAC and Ask Jeeves and the potential conflicts of interest arising from these relationships in the risk factors section.
24. Please revise the discussion of the various analyses used by Allen & Company so that recipients of the proxy statement/prospectus can understand exactly what each analysis indicates. What are they used to show? We offer some additional guidance in the comments below. As a general matter, for each analysis, please provide sufficient explanation of each step of the analysis and its conclusion such that an investors will understand how this analysis supports a conclusion that the transaction is fair.
25. Also, for each analysis, indicate what observations or conclusions the Ask Jeeves board reached with respect to the information that these calculations provide.

Analysis of Historical Trading Activity, page 40
26. To assist an investors understanding of the Historical Trading Analysis, please revise to use a graphical or tabular format.

Analysis of IAC Based on its Business Segments, page 41
27. Please clarify what OIBA refers to in the first column.

Analysis of Premium Paid in Comparable Merger Transactions, page
42
28. When you speak of an implied premium that the instant exchange ratio represents to comparable merger transactions, disclose the price implied by this exchange ratio.

Analysis of Premium Reflected in the Exchange Ratio, page 42
29. If Allen & Company calculated the premium of the merger consideration in comparison to additional average closing prices besides the 30 day trailing average (for instance, 90 day and 180 day trailing averages), please disclose these figures also.
30. Include a textual discussion explaining the point of the graphs on page 43. In particular, describe how the instant transaction compares to others included in the survey. Also, explain what you mean by the statement that the instant exchange ratio indicates a premium "within the range of premiums paid in the comparable merger transactions"-it appears that this transaction falls at the lower end of each of the ranges provided.

Analysis of Selected Comparable Merger Transactions..., page 44
31. Describe the criteria used to select comparable companies.
32. Discuss the results of Allen & Company`s comparable transaction analysis. For instance, how does this transaction compare to the low, mean and high.

Opinion of Citigroup Global Markets Inc., page 46
33. Please revise to conform with above comments regarding Allen & Company`s opinion. Generally, provide a textual discussion that describes what each of the analyses, including the graphical and tabular content, means to an average investor.

IAC`s Reasons for the Merger, page 56
34. Please revise into two lists: one of the factors the board believed favored the merger; the other the factors that did not favor the merger. If the board did not consider any negative factors, so state.
35. Please revise the section to clearly explain how each of the factors listed support or do not support the board`s decision to approve the merger.

Material United States Federal Income Tax Consequences, page 56
36. Please revise to delete the word "summarizes" in the opening sentence.



Employment Agreement with Mr. Berkowitz, page 63
37. File a copy of the employment agreement with Mr. Berkowitz.

The Merger Agreement, page 66
38. Clarify that your description of the merger agreement includes all material terms and delete the statement that your description is qualified by reference to the merger agreement.

Treatment of Securities in the Merger, page 66
39. We note the statement that the shares will be converted into the right to receive "fully paid and nonassessable shares" of IAC common stock. This is a legal conclusion you are not qualified to make. Please either attribute this to counsel or delete it. Revise throughout as necessary.

Conditions to the Merger, page 74
40. We note your disclosure that the obligations of the parties to the merger agreement are subject to the fulfillment or waiver of conditions as described in this section. Please indicate which of the conditions are waivable and by which party to the agreement.

Certain Legal Proceedings, page 93
41. Supplementally provide us copies of the complaints in the shareholder litigation discussed in this section.
42. We note your risk factor on page 23 provides that the cost of defending the shareholder litigation could be substantial. Please reconcile this with your statement that you believe the claims are without merit.
43. Quantify, if practicable, the amount of damages being claimed in the Lane`s Gifts and Collectibles et al. litigation.

Summary Comparison Among Rights of Holders, page 102
44. From your disclosure in the document, it does not appear that you intend to unbundle and provide for a separate vote for some of these provisions. Please consider and advise, for instance in regards to the availability of action by written consent or supermajority provisions. Refer to Rule 14a-4(a)(3) and Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (Fifth
Supplement, September 2004), available on our website.

Appendix B - Allen & Company Opinion, page B-3
45. Revise the first full paragraph on page B-3 to delete the statement that the opinion is solely for the information of the board.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please amend the Form S-4 in response to these comments. Marked copies of the amendments greatly facilitate our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please file the response letter as correspondence on EDGAR. Detailed cover letters greatly facilitate our review.

      You may contact Mathew C. Bazley at (202) 551-3382 with any questions or you may reach me at (202) 551-3210.

Sincerely,


								Susan C. Block

cc: 	Via facsimile: (212) 403-2327
	David C. Karp
	Wachtell, Lipton, Rosen & Katz

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IAC/InterActiveCorp
May 26, 2005
Page 1